CASE NEW HOLLAND INC.

Tower B, 10th Floor

World Trade Center, Amsterdam Airport

Schiphol Boulevard 217

1118 BH Amsterdam

The Netherlands

May 23, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Case New Holland Inc. (the “Company”)

Registration Statement on Form F-4 (File No. 333-173332)

Ladies and Gentlemen:

In connection with the registration statement on Form F-4 (File No. 333-173332) of the Company, CNH Global N.V. and its subsidiary guarantors listed thereon (together with CNH Global N.V., the “Guarantors”), filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2011 (and amended May 23, 2011) (the “Registration Statement”), relating to an exchange offer of $1,500,000,000 of the Company’s 7 7/8% Senior Notes due 2017 and the guarantees of each of the Guarantors endorsed upon such Senior Notes, previously issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), the Company and the Guarantors hereby make the following representations to the Commission:

1.

The Company and the Guarantors are registering under the Securities Act the 7 7/8% Senior Notes due 2017 of the Company (the “New Notes”) and the guarantees of each of the Guarantors endorsed upon such New Notes (the “New Guarantees” and together with the New Notes, the “New Securities”), to be offered in the exchange offer (the “Exchange Offer”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and

2.

Neither the Company nor any of the Guarantors has entered into any arrangement or understanding with any person to distribute the New Securities to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offer. In this regard, the Company and the Guarantors will make each person participating in the

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Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the New Securities (a) may not rely on the staff position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company and the Guarantors will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that by accepting the Exchange Offer each holder (including any broker-dealer) of the Old Securities represents to the Company that it is not an affiliate of the Company, that the New Securities will be acquired in the ordinary course of business, and that it is not engaged in, and does not intend to engage in, a distribution of the New Securities to be received in the Exchange Offer. If a broker-dealer holds Old Securities for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offer.

If you have any questions, please contact the undersigned of the Company at (630) 887-3766.

Yours truly,

/s/ Michael P. Going
Michael P. Going
Senior Vice President and General Counsel

cc:	Amanda Ravitz

Louis Rambo

(Securities and Exchange Commission)

John L. Savva

(Sullivan & Cromwell LLP)